Canadian Imperial Bank of Commerce
June 12, 2023
Form: SBSE-A/A

<u>Change Summary</u>
Schedule A:
- Removed Nicholas Le Pan as DIRECTOR
- Removed Jane Peverett as DIRECTOR

Schedule B:
- Update 13B details for CIBC World Markets Corp to reflect address change

Schedule F:

- Update address of agent for service process